AMERICAN INTERNATIONAL INDUSTRIES, INC.
(OTCBB: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

December 3, 2010

Jonathan Wiggins
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE:          American International Industries, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the Periods Ended March 31 and June 30, 2010
File No. 1-33640

Dear Mr. Wiggins:

This letter is in response to the staff’s letter dated November 10, 2010 to American International Industries, Inc., regarding adjusted/revised disclosure to be made in our future Exchange Act reports. Our adjusted/revised disclosure to each of the staff’s comments is set forth in bold italics below for the convenience of the staff’s review. For your convenience, we have copied the headings and each of the comments in your letter immediately preceding our response.

Form 10-K for the Year Ended December 21, 2009

Item 7. Management’s Discussion and Analysis....page 21

Critical Accounting Policies, page 22

1. Please revise your disclosures in future filings to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements.  Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Refer to SEC Interpretive Release on MD&A available at http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosures.

RESPONSE: We propose adding the disclosure shown below to future filings.

Allowance for Doubtful Accounts

American’s ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows.  Accounts receivable are stated at an amount management expects to collect from outstanding balances. American extends credit to customers and other parties in the normal course of business. American regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, American makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When American determines that a customer may not be able to make required payments, American increases the allowance through a charge to income in the period in which that determination is made. Though American’s bad debts have not historically been significant, we could experience increased bad debt expense should a major customer or market segment experience a financial downturn or our estimate of uncollectible accounts, which is based on our historical experience, prove to be inaccurate.

Inventories

Inventories are valued at the lower-of-cost or market on a first-in, first-out basis. American assesses the realizability of its inventories based upon specific usage and future utility. American’s subsidiaries regularly evaluate their inventory and maintain a reserve for excess or obsolete inventory.  Generally, American’s subsidiaries record an impairment allowance for products with no movement in over twelve months that they believe to be either unsalable or salable only at a reduced selling price.  Management further uses their judgment in evaluating the recoverability of all inventory based upon known and expected market conditions. A charge to income is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are noted.

Liquidity and Capital Resources, page 24

2. Please expand your discussion in future filings to include the following information, to the extent material:

•	an evaluation of the amounts and certainty of cash flows;
•	the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
•	discussion and analysis of known trends and uncertainties;
•	a description of expected changes in the mix and relative cost of capital resources;
•	indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
•	a discussion of prospective information regarding your sources of and needs for capital, except where otherwise clear from the discussion.

In determining required or appropriate disclosure, you should evaluate separately your ability to meet upcoming cash requirements over both the short and long term. Refer to SEC Release 33-8350. Please provide us with your proposed disclosures.

RESPONSE: We propose adding the disclosure shown below, as appropriate to our future filings.

Liquidity and Capital Resources

Liquidity is our ability to generate sufficient cash flows from operating activities to meet the Company’s obligations and commitments, or obtain appropriate financing.  Currently, our liquidity needs arise primarily from working capital requirements, debt service on indebtedness, and capital expenditures.  We have funded these liquidity requirements from operations, the issuance of common stock of $1,015,200, and net borrowings under lines of credit agreements and the issuance of debt of $792,373.

Capital expenditures for the nine months ended September 30, 2010 were $131,777 compared to $155,873 for the same period in the prior year.  The Company has no major capital expenditure commitments for the next 12 months.

We believe that our cash on hand, operating cashflows, and credit facilities will be sufficient to fund our operations, service our debt, and fund planned capital expenditures for at least 12 months from the date of this report.

Total assets/working capital. Total assets at September 30, 2010 were $35,913,900, compared to $31,012,169 at December 31, 2009, representing an increase of $4,901,731. At September 30, 2010, consolidated working capital was $10,772,628, compared to working capital of $13,141,451 at December 31, 2009, representing a decrease of $2,368,823. Total assets as of September 30, 2010, included real estate held for sale of $6,980,680 (see Note 4), inventories of $5,374,082, accounts receivable of $8,247,544, cash and cash equivalents of $1,865,439, certificates of deposit of $1,093,430, $1,410,254 of trading securities, and $1,233,207 of assets held for sale. Long term assets included $2,587,315 of property and equipment, $1,050,000 of marketable securities – available for sale, consisting of 1,000,000 shares of ADB International Group, Inc. ("ADBI") common stock received as compensation for consulting services, and $4,244,374 of assets held for sale.

We had total liabilities of $21,229,609 as of September 30, 2010, which included $15,867,607 of current liabilities, mainly consisting of $6,729,924 of accounts payable and accrued expenses, $4,919,060 of current installments of long-term debt, and liabilities associated with assets held for sale of $2,983,308, and long-term liabilities of $5,362,002, consisting of $866,743 of long-term debt (less current installments) and $4,495,259 of liabilities associated with assets held for sale.

Cash flow from operations. For the nine months ended September 30, 2010, we used cash in operations of $818,248, compared to $1,142,144 during the same period in 2009. Our net income from continuing operations of $931,744 for the nine months ended September 30, 2010 included non-cash income of $2,130,542, including shares received for consulting services of $1,370,000 and gains on disposals of assets of $760,542. Non-cash expenses included in net income were $1,524,076, including depreciation and amortization of $349,273 and share-based compensation of $1,174,803. Our net loss from continuing operations of $1,623,656 for the nine months ended September 30, 2009 included non-cash expenses of $832,773, including depreciation and amortization of $396,343 and share-based compensation of $436,430.  Our inventories decreased by $121,896 for the nine months ended September 30, 2010, compared to an increase of $25,021 during the nine months ended September 30, 2009.  We decreased our investments in trading securities by $142,806 during the nine months ended September 30, 2010, compared to a decrease of $300,840 during the same period in 2009.  Accounts receivable increased by $5,484,690 during the nine months ended September 30, 2010, compared to an increase of $1,901,307 during the same period in 2009. Accounts payable increased by $4,220,883 during the nine months ended September 30, 2010, compared to an increase of $1,558,175 during the same period in 2009. The increases in accounts receivable and accounts payable during the nine months ended September 30, 2010 are associated with the substantial increase in NPI’s revenues with its largest customer. NPI replaced a very large supplier for one of its major accounts, substantially increasing its business with this customer.

Cash flow from investing activities. For the nine months ended September 30, 2010, our investing activities provided cash of $1,292,337 primarily as a result of proceeds from the sale of real estate held for sale of $943,500, from the sale of property and equipment of $340,445, and a net decrease in investments in certificates of deposit of $105,757, offset by the purchase of property and equipment of $131,777. Our investing activities provided cash of $1,379,179 during the nine months ended September 30, 2009, as a result of a net decrease in investments in certificates of deposit of $1,550,000, proceeds from notes receivable of $116,446, and loans from related parties of $168,606, offset by the issuance of a note receivable of $300,000 and purchases of property and equipment of $155,873.

Cash flow from financing activities. Our financing activities provided cash of $106,162 during the nine months ended September 30, 2010, primarily as a result of the issuance of common stock of $1,015,200 and net borrowings under lines of credit agreements and the issuance of debt of $792,373, offset by payments on debt of $1,718,337.  During the nine months ended September 30, 2009, our financing activities used cash of $874,444, as a result of payments on debt of $1,769,763 and payments for the acquisition of treasury stock of $225,332, offset by net borrowings under lines of credit agreements and the issuance of debt of $1,120,651.

On October 30, 2009, NPI received a notice that it is in technical default of the fixed charge coverage ratio covenant on its line of credit with Wachovia.  The principal balance of this note was due August 31, 2010. NPI is not in payment default and has been current with all of its debt and interest payments since the inception of the line of credit.  NPI will be required to submit financial statements and a borrowing base certificate to the bank on a monthly rather than quarterly basis, as was previously required.  Wells Fargo acquired Wachovia and due to the bank’s new policies, the special assets management lending group requested that the asset based lending group review NPI for a new loan.  This group declined the loan and the bank has recommended another lender. The technical default has been resolved and Wachovia has extended the line of credit to December 31, 2010.

Our subsidiary, Delta has a line of credit for $2,000,000 with Trust Mark Bank, which has a maturity date in April 2011.

3. Please revise in future filings to provide a more informative analysis and discussion of cash flows for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please be advised that merely including your historical cash flows along with quantification of numerical changes which could be readily computed from your Statements of Cash Flows does no achieve the objective of providing a discussion about the variability of such cash flows. Refer to SEC Release 33-8350. Please provide us with your proposed disclosures.

RESPONSE: See response to Comment #2.

Notes to the Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34

4. In future filings, please revise your disclosure of your accounting policy for goodwill impairment testing to explain how you performed the two-step impairment testing as set forth in ASC 350-20-35, including disclosure of the number of reporting units you have determined for purposes of your goodwill impairment testing and the results of step 1 of the impairment test. Please provide us with your proposed disclosures and tell us the results of the goodwill impairment analysis for the year ended December 31, 2009.

RESPONSE: We propose adding the disclosure shown below to future filings, using the information included in our 10-K filing for December 31, 2009.

Intangible assets at December 31, 2009 and December 31, 2008 included goodwill of $674,539 related to the acquisition of NPI.

SFAS No. 142 (ASC 350-20) eliminated the amortization of goodwill, and requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. American adopted SFAS No. 142 (ASC 350-20) effective January 1, 2002. If the carrying amount of a reporting unit exceeds its fair value, we measure the possible goodwill impairment based upon an allocation of the estimate of fair value of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets (Step Two Analysis). The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities (“carrying amount”) is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. At December 31, 2009 and 2008, American completed its annual impairment testing of goodwill. During, each year, there were no events of circumstances that would have indicated potential impairment. At December 31, 2009 and 2008, the carrying amount of NPI did not exceed its fair value and as a result, no impairment loss was recognized.

Note 5 – Real Estate Transactions, page 39

5. Please tell us, and disclose in future filings, your accounting policy related to real estate classified as held for sale, including how you allocate the value of real estate to individual tracts within a property. In addition, tell us how you determined the fair value of real estate obtained through foreclosure in the third and fourth quarters of 2009. Refer to paragraphs 37 through 43 of ASC 360-10-35.

RESPONSE: We propose adding the disclosure shown below to future filings, using the information included in our 10-Q filing for September 30, 2010.

During the fourth quarter of 2009, American foreclosed on real property which was security for a note receivable owed to American, which was in default.  At December 31, 2009, American was carrying this property on the balance sheet for $4,611,233, which represented $3,332,543 in principal and accrued interest allocated to the property received at the time of default and the assumption of a $1,278,690 note payable secured by the property by another lien holder, see Note 8.  This property consisted of seven tracts, of which several are under contract for sale and the remainder are listed for sale with a broker.  The appraised values of these properties exceeded the $4,611,233 owed to American. Values were allocated to the tracts of property based on their recent individual appraised values relative to the total appraised value. During the three months ended September 30, 2010, American sold an 8 acre tract recorded at $175,480 for $340,445, which was used to reduce the note payable balance to $938,245.  American recognized in the consolidated statements of operations a $164,965 gain on sale of assets for this transaction.

During the third quarter of 2009, and in connection with the guarantor’s fee described below, Texas Community Bank made a loan for $3,850,000 to Southwest Gulf Coast Properties, Inc. ("SWGCP") for the purchase of Dawn Condominiums L.P.  This loan is secured by American's 287 acres on Dickinson Bayou and the Dawn Condominiums, located in Galveston, Texas, with an appraised value of over $3,900,000.  American has an account receivable of $573,969 from SWGCP at September 30, 2010, resulting from closing costs, principal and interest paid by American on the loan.  This property is listed for sale with a broker.  Until the properties are sold, rental income from the condominium units will be used to pay interest on the loan and the receivable balance owed to American.

During the fourth quarter of 2008, American received a 1.705 acre tract of land in Galveston County valued at $540,000 as a guarantor's fee. In connection with this fee, American pledged $1,750,000 in certificates of deposit for a $4,000,000 loan to Dawn Condominiums L.P. at Texas Community Bank. During the third quarter of 2009, the principal balance of the loan was repaid and the bank released the pledged certificates of deposit to American.  This property is listed for sale with a broker.

During 2007, American purchased for investment a 174 acre tract of land in Waller County, Texas for $1,684,066. This property is listed for sale with a real estate broker.  American also owns 287 undeveloped acres of waterfront property on Dickinson Bayou and Galveston Bay in Galveston County, Texas. American is carrying this property on the balance sheet at its historical book value of $225,000.  American has engaged an independent broker on an exclusive basis to sell the property.  These properties are not going to be developed by nor are they being held as inventory by American.  These properties are listed for sale with a broker.

American reviewed the accounting standards Real Estate - General (ASC 970-10) and Property, Plant, and Equipment (ASC 360-10) to determine the appropriate classification for these properties.  According to ASC 970-10, real estate that is held for sale in the ordinary course of business is classified as inventory, which is a current asset.  ASC 360-10 provides the following criteria for property to be classified as held for sale:

•	Management with the appropriate authority commits to a plan to sell the asset;
•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;
•	An active program to locate a buyer and other actions required to complete the plan of sale have been initiated;
•	The sale of the property or asset within one year is probable and will qualify for accounting purposes as a sale;
•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and
•	Actions required to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Management consulted with the real estate brokers for these properties and reviewed the recent interest for each property.  Based on our consultations and review, we believe that the sale of these properties within one year is probable.  With the exception of American's 287 acres, we concluded that all of these criteria have been met for these properties and that they are appropriately classified as held for sale in current assets. The 287 acres is classified as held for sale in long-term assets.

Note 14 – Property Dividend Distribution Gain, page 46

6. Please tell us how you determined it was appropriate to record a gain on the special dividend distribution of stock of Hammonds Industries, Inc., rather than recording the distribution at historical book value (after reduction, if appropriate, for an indicated impairment of value) in accordance with ASC 505-60-25. In your response, please cite the authoritative literature upon which you relied.

RESPONSE: The Company relied upon Nonmonetary Transactions – Overall (ASC 845-10) to determine the appropriate accounting treatment for the special dividend distribution of the common shares of Hammonds owned by American.  ASC 845-10-310 provides that the accounting for nonmonetary transactions be based on the fair value of the assets.

Excerpts from ASC 845-10

30-1  In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

30-2  The fair value of an entity's own stock reacquired may be a more clearly evident measure of the fair value of the asset distributed in a nonreciprocal transfer if the transaction involves distribution of a nonmonetary asset to eliminate a disproportionate part of owners'  interests (that is, to acquire stock for the treasury or for retirement). If one of the parties in a nonmonetary transaction could have elected to receive cash instead of the nonmonetary asset, the amount of cash that could have been received may be evidence of the fair value of the nonmonetary assets exchanged.

30-10 (last sentence)  Other nonreciprocal transfers of nonmonetary assets to owners shall be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

The common shares of Hammonds were publically traded. Therefore, the fair value of the Hammonds shares that were distributed was readily determinable and measurable. The amount of the gain recognized was the difference between the fair value based on the stock price and the cost basis of the shares owned by American. A gain would have been clearly realizable if American would have sold the shares in the open market.

At the date of distribution, American owned approximately 48% of Hammonds’ outstanding common stock and consolidated Hammonds under FIN 46(R). Hammonds was consolidated with American as a result of the guarantee by American of a significant amount of Hammonds’ debt. Immediately after the distribution, American owned approximately 13% of Hammonds’ outstanding common stock and no longer controlled the activities of Hammonds. However, Hammonds was still subject to consolidation with American pursuant to FIN 46(R), since American controlled Hammonds’ Board of Directors and was the primary guarantor of Hammonds’ debt. The property dividends were not considered to be a distribution to stockholders in a corporate liquidation plan of reorganization that involved disposing of all or a significant segment of the business as contemplated by ASC 845-10-05 and ASC 845-10-30. It was not American’s intent that the property distribution be treated as a spin-off. Hammonds was already a separately trading and reporting public company and American did not distribute all of the Hammonds shares that it owned. Additionally, the distribution is a taxable event for both American and its shareholders based on the fair value of the Hammonds shares that were distributed. The tax nature of this transaction was to be a dividend distribution by American and dividend income for each of its shareholders. Most spinoffs are structured such that the spinoff is a tax-free event. The tax treatment by American is further evidence of the economic substance and intent of American.

In a speech at the 1993 AICPA SEC Conference dealing with contributions/sales to joint ventures, an SEC staff member (Jan Book) stated, “(t)he staff has also allowed gain recognition to the extent that other near-cash monetary assets or traded, marketable securities are part of the settlement.” See the speech attached as Exhibit A (page 5). In addition, in a letter to the Emerging Issues Task Force dated October 19, 1998, the staff expressed its view that gain recognition in an exchange of nonmonetary assets is appropriate if the equity interest received is in a public company.

Form 10-Q for the Period Ended June 30, 2010

Consolidated Statements of Operations, page 5

7. Please tell us how you determined that consulting service income should be included in other income (expenses) rather than revenues. In your response, cite the authoritative literature upon which you relied.

RESPONSE: According to ASC 225-10, revenues are earned from delivering or producing goods, rendering services, or performing other activities that constitute the entity's ongoing major or central operations. The income earned for consulting services is not part of our ongoing major or central operations. It was for non-recurring consulting services performed at the corporate level by the Company’s CEO. Therefore, this income does not meet the definition of revenue and is appropriately classified as other income in our statement of operations.

Notes to Unaudited Consolidated Financial Statements, page 8

Note 1 – Summary of Significant Accounting Policies, page 8

8. Please tell us how you determined that the issuance of shares in BOG and DCP should be recorded as sales of assets, citing the authoritative literature upon which you relied. In addition, please tell us in what line item of the Consolidated Statements of Cash Flows you have included the $20,000 received for the DCP shares.

RESPONSE: The BOG transaction has been reversed and recorded as an issuance by BOG. However, the sale of 20% of the shares of DCP were shares that were owned by American in DCP, not an issuance of new shares. These shares were sold to Joe Hoover, President of DCP, for $20,000 in cash and a $55,000 promissory note. American recorded a $74,814 gain on sale of assets for this transaction. Upon our review of Consolidation – Overall – Other Presentation (ASC 810-10-45), the $74,814 should have been reflected as an adjustment in equity attributable to American. This correction will be made in the 10-K for December 31, 2010. The $20,000 received for the DCP shares is included in "Proceeds from the issuance of common stock of subsidiary" in the Consolidated Statements of Cash Flows.

Note 6 – Property and Equipment, page 12

9. We note your disclosure regarding the sale of Delta’s facilities to Southwest Gulf Coast Properties, Inc. Please clarify what these facilities are and what the legal structure is that resulted in your ownership of 51% of these facilities prior to the sale. In addition, please tell us whether Delta continues to lease or otherwise use these facilities.

RESPONSE: The facilities that were sold are Delta’s Houston, Texas offices. Prior to the sale of these facilities to Southwest Gulf Coast Properties, Inc., American owned 51% and the non-controlling interest owners of Delta owned 49% of these facilities, which was the same allocation for the total amount owed on the note payable for the property. During the three months ended September 30, 2010, Wintech Partners, LLC ("Wintech"), a company owned by the noncontrolling interest owners of Delta, acquired the 51% ownership and assumed the note payable. Wintech now owns 100% of Delta's facilities and is responsible for the associated $1,850,000 note payable. Delta continues to lease these facilities from Wintech.

Exhibits 31.1 and 31.2

10. Please confirm that you will revise your certifications in future filings to conform exactly to the language within Item 601(b)(31) of Regulation S-K. In this regard, we note that you replaced the word “registrant” within your exhibits with “small business issuer.”

RESPONSE: We confirm that our future filings will conform exactly to the disclosure within Item 601(b)(31) of Regulation S-K. For our September 30, 2010 Form 10-Q filing, which was filed on November 30, 2010, we replaced the words “small business issuer” with the word “registrant” within our exhibits.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing.  The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

/s/Sherry L. McKinzey
Sherry L. McKinzey, Chief Financial Officer

Attachments:
Speech by SEC staff member, Jan Book, at the 1993 AICPA SEC Conference dealing with contributions/sales to joint ventures